Exhibit 99.2

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Friday, June 2, 2017. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at six (6).	104,558,368 (98.33%)	1,776,590 (1.67%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	70,566,590 (99.03%)	694,508 (0.97%)	Carried
David Awram	70,243,358 (98.57%)	1,017,739 (1.43%)	Carried
David E. De Witt	70,688,526 (99.20%)	572,572 (0.80%)	Carried
Andrew T. Swarthout	44,224,561 (62.06%)	27,036,536 (37.94%)	Carried
John P.A. Budreski	41,204,131 (57.82%)	30,056,967 (42.18%)	Carried
Mary L. Little	70,252,121 (98.58%)	1,008,976 (1.42%)	Carried

	FOR	WITHHELD
3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	105,026,842 (98.77%)	1,308,193 (1.23%)	Carried

DATED at Vancouver, British Columbia, this 2nd day of June, 2017.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”
Christine Gregory
Corporate Secretary